For Immediate Release

From:
Ameritrans Capital Corporation
For more information Contact:
Gary Granoff
(800) 214-1047

Ameritrans Reports Second Quarter Fiscal 2006 Results

New York, NY, February 15, 2006 – Ameritrans Capital Corporation (NASDAQ: AMTC, AMTCP, AMTCW) today reported financial results for the quarter ended December 31, 2005. Ameritrans reported a net loss of ($131,762) available to common shareholders for the second quarter of fiscal year 2006 or ($0.06) versus a net loss of ($411,615) or ($0.20) per basic and diluted common share for the same period of fiscal year 2005. On an operating basis, before payment of the Company's preferred stock dividends, but after provisions for income tax, the Company reported an operating loss of ($47,387) for the quarter ended December 31, 2005, compared to an operating loss of ($327,240) during the quarter ended December 31, 2004.

For the Company's second fiscal quarter, total investment income was $1.356 million compared to $1.267 million during the prior comparable period. Interest income increased by $87,014 over the comparable prior period, while fees and other income decreased by $20,038. Leasing income decreased by $27,527 over the comparable period.

The Company's net loan portfolio at December 31, 2005 was $50.5 million versus $51.9 million at December 31, 2004.

Commenting on the results, Gary C. Granoff, Ameritrans' president said, "During the second fiscal quarter December 31, 2005, our earnings were negatively impacted by an increase in our interest expense of $144,781 compared to our interest expense for the second quarter ended December 31, 2004. However, the December 2005 quarter results show savings over the December 2004 quarter results which positively impacted our earnings in the following areas: salaries and employee benefits were reduced by $10,550; professional fees were reduced by $49,050; other administrative expenses were reduced by $70,165; and overall reductions in write off and depreciation on interest and loans receivable were reduced by $189,765. These improvements were primarily the result of an improving Chicago taxi portfolio."

Granoff further stated "We are continuing to take steps to build our loan and investment portfolio. In addition, during the quarter ended December, 31, 2005 we were positively impacted by the closing of the first round of our private placement in early December, 2005, during which the Company sold 657,620 common shares and 164,405 warrants to purchase common shares for gross proceeds of $3,847,080 ($3,521,629 net of expenses). Subsequently, in January, 2006 an additional 70,000 shares and an additional 17,500 warrants were sold as part of the private placement for gross proceeds of $409,500. The new capital is temporarily being utilized by the Company to reduce Elk Associates Funding Corporation's bank debt, which will result in a short term savings in interest expense. As suitable loans and investments are located for Ameritrans, it is the Company's intention to borrow the funds back from Elk's bank lines of credit and repay the funds from Elk to Ameritrans to permit Ameritrans to complete the funding of its' proposed loans

or investments. Since Ameritrans is able to make loans and investments in transactions that do not have to comply with SBA Regulations, the Company has gained an advantage of being able to make or participate in a wider range of loans and investments other than primarily making loans and investments that satisfy applicable SBA Regulations."

Granoff added, "The Company's stockholders recently approved the extension of the Company's private placement to March 31, 2006."

Ameritrans Capital Corporation is a specialty finance company engaged in making loans to and investments in small businesses. Ameritrans' wholly owned subsidiary Elk Associates Funding Corporation, was licensed by the United States Small Business Administration as a Small Business Investment Company (SBIC) in 1980. The Company maintains its offices at 747 Third Avenue, 4th Floor; New York, NY 10017.

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This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those presently anticipated or projected. Ameritrans Capital Corporation cautions investors not to place undue reliance on forward-looking statements, which speak only as to management's expectations on this date.

AMERITRANS CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2005 (Unaudited) and June 30, 2005

ASSETS

	December 31, 2005	June 30, 2005
Loans receivable	$ 50,750,739	$ 52,060,254
Less: unrealized depreciation on loans receivable	(225,000)	(150,000)
Loans receivable, net	50,525,739	51,910,254
Cash and cash equivalents	518,932	327,793
Accrued interest receivable, net of unrealized deprecation of $36,800 and $59,000, respectively	771,374	756,701
Assets acquired in satisfaction of loans	384,528	384,528
Receivables from debtors on sales of assets acquired in satisfaction of loans	406,850	455,184
Equity securities	858,985	908,457
Furniture, equipment and leasehold improvements, net	244,906	329,573
Medallions under lease	2,224,701	2,282,201
Prepaid expenses and other assets	386,456	531,904
TOTAL ASSETS	$ 56,322,471	$ 57,886,595

AMERITRANS CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2005 (Unaudited) and June 30, 2005

LIABILITIES AND STOCKHOLDERS' EQUITY

	December 31, 2005	June 30, 2005
LIABILITIES		
Debentures payable to SBA	$ 12,000,000	$ 12,000,000
Notes payable, banks	25,125,568	29,770,652
Accrued expenses and other liabilities	492,214	604,942
Accrued interest payable	240,139	256,285
Dividends payable	84,375	84,375
TOTAL LIABILITIES	37,942,296	42,716,254
COMMITMENTS AND CONTINGENCIES (Notes 3,4 and 5)		
STOCKHOLDERS' EQUITY		
Preferred stock 500,000 shares authorized, none issued or outstanding		
9 3/8% cumulative participating callable preferred stock $.01 par value, $12.00 face value, 500,000 shares authorized; 300,000 shares issued and outstanding	3,600,000	3,600,000
Common stock, $0.0001 par value; 5,000,000 shares authorized; 2,703,220 and 2,045,600 shares issued and 2,693,220 and 2,035,600 shares outstanding at December 31, 2005 and June 30, 2005, respectively	270	205
Additional paid-in-capital	17,391,109	13,869,545
Accumulated deficit	(2,334,327)	(2,127,134)
Accumulated other comprehensive loss	(206,877)	(102,275)
	18,450,175	15,240,341
Less: Treasury stock, at cost, 10,000 shares of common stock	(70,000)	(70,000)
TOTAL STOCKHOLDERS' EQUITY	18,380,175	15,170,341
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 56,322,471	$ 57,886,595

AMERITRANS CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Three Months And Six Months Ended December 31, 2005 and 2004 (Unaudited)

	Three Months Ended December 31, 2005	Three Months Ended December 31, 2004	Six Months Ended December 31, 2005	Six Months Ended December 31, 2004
INVESTMENT INCOME				
Interest on loans receivable	$1,241,722	$ 1,154,708	$ 2,391,505	$ 2,283,765
Fees and other income	68,649	88,687	150,950	189,227
Leasing income	46,269	73,796	95,737	125,333
(Loss) gain on sale of securities	-	(50,000)	-	(50,000)
TOTAL INVESTMENT INCOME	1,356,640	1,267,191	2,638,192	2,548,325
OPERATING EXPENSES				
Interest	586,181	441,400	1,125,454	823,156
Salaries and employee benefits	282,531	293,081	558,769	555 745
Occupancy costs	46,304	46,434	101,020	95,617
Professional fees	146,684	195,734	216,496	331,298
Other administrative expenses	227,320	297,485	509,109	542,953
Loss and impairments on assets acquired in satisfaction of loans, net	1,031	22,154	4,031	32,547
Foreclosure expenses	12,333	9,194	14,541	14,194
Write off and depreciation on interest and loans receivable	98,776	288,541	134,624	390,059
TOTAL OPERATING EXPENSES	1,401,160	1,593,623	2,664,044	2,785,569
OPERATING LOSS	(44,520)	(326,432)	(25,852)	(237,244)
OTHER INCOME (EXPENSE)				
Gain on sale of asset acquired	-	1,884	-	1,884
Loss on sale of automobiles	(2,867)		(2,867)	
Equity in loss of investee	-	(2,010)	-	(4,021)
TOTAL OTHER EXPENSE. net	(2,867)	(126)	(2,867)	(2,137)
LOSS BEFORE PROVISION FOR INCOME TAXES	(47,387)	(326,558)	(28,719)	(239,381)
PROVISION FOR INCOME TAXES	-	682	9,724	3,147
NET LOSS	$ (47,387)	$ (327,240)	(38,443)	(242,528)
DIVIDENDS ON PREFERRED STOCK	$ (84,375)	$ (84,375)	(168,750)	(168,750)
NET LOSS AVAILABLE TO COMMON SHAREHOLDERS	$ (131,762)	$ (411,615)	$(207,193)	(411,278)
WEIGHTED AVERAGE SHARES OUTSTANDING				
- Basic	2,132,075	2,035,600	2,228,551	2,035,600
-Diluted	2,132,075	2,035,600	2,228,551	2,035,600
NET LOSS PER COMMON SHARE				
- Basic	$ (0.06)	(0.20)	(0.09)	(0.20)
- Diluted	$ (0.06)	(0.20)	(0.09)	(0.20)